                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                                Amendment No. 1


                                 Novell, Inc.
                                ---------------------
                                (Name of Issuer)



                                 Common Stock
                         -----------------------------------
                         (Title of Class of Securities)



                                    670006105
                                 ------------------
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement _______. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

                               Page 1 of 5 Pages
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- ----------------------
CUSIP NO.
 670006105
- ------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

Delaware
- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With

                5  Sole Voting Power

                                        0
- --------------------------------------------------------------------------------
                6  Shared Voting Power

                                  149,406
- --------------------------------------------------------------------------------
                7  Sole Dispositive Power

                                        0
- --------------------------------------------------------------------------------
               8   Shared Dispositive Power

                                  149,406
- --------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

149,406
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

.04%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

                      HC-PN
- --------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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- -------------------------
CUSIP NO.
 670006105
- ------------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman,  Sachs & Co.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Citizenship or place of Organization

New York
- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned By Each Reporting Person With

                5  Sole Voting Power

                                        0
- --------------------------------------------------------------------------------
                6  Shared Voting Power

                                  149,406
- --------------------------------------------------------------------------------
                7  Sole Dispositive Power

                                     0
- --------------------------------------------------------------------------------
               8    Shared Dispositive Power

                       149,406
- --------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

149,406
- --------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

- --------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (11)

.04%
- --------------------------------------------------------------------------------
12.  Type of Reporting Person

                   BD-PN-IA
- --------------------------------------------------------------------------------

                               Page 3 of 5 Pages
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     Item 4.   Ownership.

           (a).  Amount beneficially owned:
                 See the response(s) to Item 9 on the attached cover page(s).

           (b).  Percent of class:
                 See the response(s) to Item 11 on the attached cover page(s).

           (c). Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                         See the response(s) to Item 5 on the attached cover page(s).
               (ii) Shared power to vote or direct the vote:
                         See the response(s) to Item 6 on the attached cover page(s).
               (iii)  Sole power to dispose or to direct the disposition of:
                         See the response(s) to Item 7 on the attached cover page(s).
               (iv) Shared power to dispose or to direct the disposition of:
                         See the response(s) to Item 8 on the attached cover page(s).


     Item 5.   Ownership of Five Percent or Less of a Class.

               The Reporting Persons filed a Schedule 13G, dated February 10, 1995, reporting beneficial ownership of 19,851,448 shares, including 19,630,990 shares owned by a customer. Neither of the Reporting Persons, however, have or ever had beneficial ownership of the shares owned by the customer. Accordingly, the Reporting Persons beneficially own 149,406 shares, or approximately .04% of the outstanding shares, and were not and are not required to file a Schedule 13G. The Reporting Persons understand that the customer, Bruce W. Bastian, has filed a Schedule 13D with respect to his ownership of the shares.


     Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 4 of 5 Pages
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                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February  17, 1995


                              THE GOLDMAN SACHS GROUP, L.P.


                              By:  /s/William J. Buckley
                                 -----------------------
                              Name: William J. Buckley
                              Title:  General Partner



                              GOLDMAN, SACHS & CO.


                              By:   /s/William J. Buckley
                                 --------------------------
                              Name:  William J. Buckley
                              Title:   General Partner

                               Page 5 of 5 Pages